                                                                   Exhibit (h.5)


                       EXPENSE CAP/REIMBURSEMENT AGREEMENT



         This Agreement is entered into as of December 15, 2000 between Light Index Investment Company (the "Adviser") and Light Revolution Fund, Inc. (the "Company") on behalf of the Light Revolution Fund (the "Fund").

         WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the level described below.

         NOW THEREFORE, the parties agree as follows:

         The Adviser agrees that until March 31, 2002, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated May 15, 1999 and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis) do not exceed 2.00% of the Fund's average daily net assets.

         The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.

                               LIGHT INDEX INVESTMENT COMPANY



                               By:  /s/Henry Hewitt, III
                                    --------------------------------------------
                                    Henry Hewitt, III, President


                               LIGHT REVOLUTION FUND, INC.



                               By:   /s/Charles M. O'Herin
                                     -------------------------------------------
                                    Charles M. O'Herin, Vice President,
                                    Secretary and Treasurer